Exhibit G






                    UNITED STATES OF AMERICA
                           before the
               SECURITIES AND EXCHANGE COMMISSION


PUBLIC UTILITY HOLDING COMPANY ACT OF 1935
Release No.         /January  , 1996


_____________________________________________
                                             :
In the Matter of                             :
                                             :
AMERICAN ELECTRIC POWER SERVICE CORPORATION  :
1 Riverside Plaza                            :
Columbus, OH 43215                           :
                                             :
(70-    )                                    :
_____________________________________________:



     American Electric Power Service Corporation ("Service Corporation"), a service company subsidiary of American Electric Power Company, Inc. ("American"), a registered holding company, have filed an Application or Declaration with this Commission pursuant to Section 13(b) of the Public Utility Holding Company Act of 1935 (the "Act") and Rules 80 through 94 thereunder.

     Under its Service Agreements, the Service Corporation provides services to American, eight electric utility companies (AEP Generating Company, Appalachian Power Company, Columbus Southern Power Company, Indiana Michigan Power Company, Kentucky Power Company, Kingsport Power Company, Ohio Power Company and Wheeling Power Company (collectively, the "Electric Utility Companies"), and various active and inactive non-utility companies, including coal subsidiaries of certain utility companies and AEP Energy Services, Inc., AEP Resources, Inc. and AEP Investments, Inc.

     In order to better position American and its subsidiaries for increasing competition among suppliers of electricity, on January 1, 1996 the Service Corporation and Electric Utility Companies began to realign their organizations to create distinct power generation and energy transmission and distribution groups. No new entities will be formed and no utility assets will be transferred. Some management, engineering, maintenance and a variety of administrative and support services previously performed by the Electric Utility Companies are being rendered by the Service Corporation after the realignment. The realignment will result in a net addition of approximately 1,135 employees to the Service Corporation.

     The Service Corporation proposes to amend Schedule A to its Service Agreements. The Proposed Amendment will reflect changes in the services provided by the Service Corporation and the related cost allocations that began at January 1, 1996.

     The Application or Declaration and any amendments thereto are available for public inspection through the Commission's Office of Public Reference. Interested persons wishing to comment or request a hearing should submit their views in writing by March , 1996 to the Secretary, Securities and Exchange Commission, Washington, D.C. 20549, and serve a copy on the applicants at the addresses specified above. Proof of service (by affidavit or, in case of any attorney at law, by certificate) should be filed with the request. Any request for a hearing shall identify specifically the issues of fact or law that are disputed. A person who so requests will be notified of any hearing, if ordered, and will receive a copy of any notice or order issued in this matter. After said date, the Application, as filed or as it may be amended, may be permitted to become effective.

For the Commission, by the Office of Public Utility Regulation, pursuant to delegated authority.

                         Jonathan G. Katz
                         Secretary